Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

NovaGold Resources Inc. (“NovaGold” or the “Company”)
Suite 2300
200 Granville Street
Vancouver, BC V6C 1S4

Item 2.	Date of Material Change

March 8, 2010

Item 3.	News Release

A press release announcing the material changes referred to in this report was disseminated by Marketwire on March 8, 2010 and filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Item 4.	Summary of Material Change

On March 8, 2010, NovaGold announced that it is proposing issue 13,636,364 common shares of the Company at a price of US$5.50 per common share for gross proceeds of US$75,000,002 (the “Offering”) to Quantum Partners Ltd. (“Quantum”), a private investment fund managed by Soros Fund Management LLC (“Soros”).

Item 5.	5.1 - Full Description of Material Change

On March 8, 2010, NovaGold announced the Offering to Quantum, a private investment fund managed by Soros. The Offering is in addition to the US$100 million financing announced by the Company on March 4, 2010. The gross proceeds to be raised under the two financings total US$175 million.

The Company intends to use the net proceeds from the Offering to fund general exploration and development on the Company’s advanced properties including Donlin Creek, Galore Creek and Rock Creek, its early-stage Ambler property, and for general corporate purposes, including funding potential future acquisitions.

The Offering, which is non-brokered, is being made under a prospectus supplement (the “Supplement”) to the Company’s base shelf prospectus dated December 30, 2009 (the “Shelf Prospectus”). The Offering is expected to close on or about March 11, 2010, and is subject to certain conditions, including the approval of the Toronto Stock Exchange and the NYSE Amex LLC. NovaGold has filed the Shelf Prospectus with certain Canadian securities regulatory authorities and a registration statement with the United States Securities and Exchange Commission. NovaGold has filed the Supplement, which contains additional information about the Offering, with the British Columbia Securities Commission.

5.2 – Disclosure for Restructuring Transactions

None.

Item 6.	Reliance on subsection 7.1(2) and (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive officer

The following senior officer of NovaGold is knowledgeable about the material change and may be contacted by any of the Securities Commissions with respect to the change:

Robert J. (Don) MacDonald
Telephone: (604) 669-6227
Fax: (604) 669-6272

Item 9.	Date of Report

March 8, 2010